UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.    )

Dicerna Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number)

Copies to:

Michael J. Harrington

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Tel: (317) 276-2000

Raymond O. Gietz

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108	13D	Page 1 of 6 Pages

1	Names of Reporting Persons ELI LILLY AND COMPANY
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization INDIANA
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 5,414,185
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,414,185
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,414,185
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.6%*
14	Type of Reporting Person CO

*

This percentage is calculated based on (i) 62,731,942 shares of the common stock (the “Common Stock”) of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), outstanding as of November 2, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2018, as amended on Form 10-Q/A filed with the SEC on November 7, 2018, and (ii) 5,414,185 shares of Common Stock issued to Eli Lilly and Company, an Indiana corporation (the “Reporting Person”), pursuant to the Share Issuance Agreement, dated October 25, 2018, between the Reporting Person and the Issuer.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 87 Cambridgepark Drive, Cambridge, MA 02140.

Item 2. Identity and Background.

(a)    This Statement is being filed by Eli Lilly and Company, an Indiana corporation (the “Reporting Person”).

(b)    The address of the principal business and the principal office of the Reporting Person is Lilly Corporate Center, Indianapolis, Indiana 46285.

(c)    The principal business of the Reporting Person is discovering, developing, manufacturing, and selling pharmaceutical products.

(d)-(e)    During the last 5 years, neither the Reporting Person nor, to the knowledge of the Reporting Person, without independent verification, any of the persons listed on Schedule I attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration.

On October 25, 2018, the Issuer and the Reporting Person entered into a share issuance agreement (the “Share Issuance Agreement”), pursuant to which the Issuer agreed to issue and sell to the Reporting Person, and the Reporting Person agreed to purchase, 5,414,185 shares of Common Stock, at a purchase price of $18.47 per share, for an aggregate purchase price of $99,999,996.95. The closing of the transactions contemplated by the Share Issuance Agreement occurred on December 19, 2018. The funds used by the Reporting Person to purchase the 5,414,185 shares of Common Stock were obtained from the working capital of the Reporting Person.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Share Issuance Agreement, a copy of which is attached hereto as Exhibit 1.

Item 4. Purpose of Transaction.

The purchase of Common Stock was made by the Reporting Person for investment purposes as part of a private offering by the Issuer made in connection with a collaboration and license agreement between the Reporting Person and the Issuer for the discovery, development, and commercialization of potential new medicines in the areas of cardio-metabolic disease, neurodegeneration, and pain.

As set forth above in Item 3, on October 25, 2018, the Issuer and the Reporting Person entered into the Share Issuance Agreement, pursuant to which the Issuer agreed to issue and sell to the Reporting Person, and the Reporting Person agreed to purchase, 5,414,185 shares of Common Stock, at a purchase price of $18.47 per share, for an aggregate purchase price of $99,999,996.95. The Share Issuance Agreement contains customary representations, warranties, and covenants of each party. Pursuant to the terms of the Share Issuance Agreement, the Reporting Person may not, without the prior approval of the Issuer or except in the case of a third party tender offer, dispose of any of the purchased shares of Common Stock for a nine-month period of time commencing on the closing date of the transaction, December 19, 2018.

(a)-(j)    Neither the Reporting Person nor, to the Reporting Person’s knowledge, any person listed on Schedule I hereto, currently has any plans or proposals which relate to or would result in any of the matters described in matters (a)-(j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of this investment and other investment alternatives, the Reporting Person may consider such matters and may formulate plans or proposals with respect to any such matters, including, without limitation, from time to time, holding discussions with or making formal proposals to management or the board of directors of the Company.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Share Issuance Agreement, a copy of which is attached hereto as Exhibit 1.

Item 5. Interest in Securities of the Issuer.

(a)    The information required by this paragraph is incorporated herein by reference to the cover pages to this Statement. To the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the persons named in Schedule I to this Statement. The percentage of Common Stock beneficially owned by the Reporting Person is calculated based on (i) 62,731,942 shares of the Common Stock outstanding as of November 2, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2018, as amended on Form 10-Q/A filed with the SEC on November 7, 2018, and (ii) 5,414,185 shares of Commons Stock issued to the Reporting Person, pursuant to the Share Issuance Agreement.

(b)    The information required by this paragraph is incorporated herein by reference to the cover pages to this Statement.

(c)    Other than the purchase of the 5,414,185 shares of Common Stock on December 19, 2018 pursuant to the Share Issuance Agreement on the terms described herein, there have been no reportable transactions with respect to the Common Stock within the past 60 days by the Reporting Person or, to the knowledge of the Reporting Person, by any person named in Schedule I to this Statement.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is incorporated by reference into this Item 6. Except as described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1*	Share Issuance Agreement, dated as of October 25, 2018, by and between Eli Lilly and Company, an Indiana corporation, and Dicerna Pharmaceuticals, Inc., a Delaware corporation

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2018	ELI LILLY AND COMPANY

/s/ Bronwen L. Mantlo
Name: Bronwen L. Mantlo

Title: Corporate Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF LILLY

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. The address of the Reporting Person is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by the Reporting Person is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Ralph Alvarez	Director; Operating Partner, Advent International Corporation

Katherine Baicker, Ph.D.	Director; Dean, Harris School of Public Policy, University of Chicago

Carolyn R. Bertozzi, Ph.D.	Director; Anne T. and Robert M. Bass Professor of Chemistry and Professor of Chemical & Systems Biology and Radiology, Stanford University

Michael L. Eskew	Director; Retired Chairman and Chief Executive Officer, United Parcel Service, Inc.

J. Erik Fyrwald	Director; President and Chief Executive Officer, Syngenta

Jamere Jackson	Director; Chief Financial Officer, Hertz Global Holdings Inc.

William G. Kaelin, Jr., M.D.	Director; Professor, Department of Medicine, Dana-Farber Cancer Institute and Brigham and Women’s Hospital, Harvard Medical School

Juan R. Luciano	Director; Chairman and Chief Executive Officer, Archer Daniels Midland Company Citizenship: United States and Argentina

Ellen R. Marram	Director; President, The Barnegat Group LLC

David A. Ricks	Director; Chairman, President and Chief Executive Officer, Eli Lilly and Company

Marschall S. Runge, M.D., Ph.D.	Director; Executive Vice President for Medical Affairs and Medical School Dean, University of Michigan

Kathi P. Seifert	Director; Retired Executive Vice President, Kimberly-Clark Corporation

Jackson Tai	Director; Former Vice Chairman and Chief Executive Officer, DBS Group Holdings Ltd and DBS Bank Ltd

Karen Walker	Director; Senior Vice President and Chief Marketing Officer, Cisco Systems

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Melissa S. Barnes	Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer

Enrique A. Conterno	Senior Vice President and President, Lilly Diabetes and Lilly USA Citizenship: United States and Peru

Stephen F. Fry	Senior Vice President, Human Resources and Diversity

Michael J. Harrington	Senior Vice President and General Counsel

Johna L. Norton	Senior Vice President, Global Quality

Myles O’Neill	Senior Vice President and President, Manufacturing Operations

Leigh Ann Pusey	Senior Vice President, Corporate Affairs and Communications

Aarti Shah, Ph.D.	Senior Vice President, Information Technology and Chief Information Officer

Christi Shaw	Senior Vice President and President, Lilly Bio-Medicines

Daniel Skovronsky, M.D., Ph.D.	Senior Vice President, Chief Scientific Officer, and President, Lilly Research Laboratories

Joshua L. Smiley	Senior Vice President and Chief Financial Officer

Anne E. White	Senior Vice President and President, Lilly Oncology

Alfonso G. Zulueta	Senior Vice President and President, Lilly International Citizenship: Philippines